UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

CONTENTS

BlackSwan Acquisition

On January 15, 2025, Hub Cyber Security Ltd. (the “Company”) entered into an Agreement and Plan of Merger with BlackSwan Technologies, Inc., a Delaware corporation (“BlackSwan”), pursuant to which BlackSwan will merge with and into a wholly-owned subsidiary of the Company. As a result of the merger, BlackSwan and its subsidiaries will become subsidiaries of the Company and the stockholders of BlackSwan will be entitled to receive 36.5 million ordinary shares of the Company, subject to adjustment at closing for indebtedness and transaction expenses. Subject to the next sentence, such shares are expected to constitute approximately 49.99% of the Company’s outstanding ordinary shares on a post-closing basis and approximately 31% of the Company’s share capital on a fully-diluted, post-closing basis (excluding existing warrants that are significantly out-of-the-money, unvested equity grants, and convertible notes that are expected to be repaid and not converted). Former BlackSwan stockholders who would hold 5% or more of the Company’s outstanding shares following the closing will be issued pre-funded warrants in lieu of shares in excess of 4.99% of the Company’s outstanding ordinary shares. The exercise of the pre-funded warrants will be limited to the extent that, upon exercise, the holder and its affiliates would hold more than 4.99% of the Company’s outstanding ordinary shares.

The ordinary shares to be issued in the transaction will be subject to transfer restrictions for a period of 18 months following the closing date. Specifically, all such shares will be restricted from transfer for a period of six-months. After six months, each former BlackSwan stockholder will be entitled to transfer up to 28% of its shares. Over the following 12 months, an additional 6% of the shares will be released from the lock-up each month. The Company did not undertake to register any of the shares with the Securities and Exchange Commission. Instead, the Company undertook to comply with the public information requirements that will enable the shares to be resold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The Company also agreed to cooperate with the former BlackSwan stockholders in connection with unregistered secondary sales of their shares in the Company.

Ten percent of the shares will be deposited in escrow upon the closing of the transaction in order to secure certain indemnification obligations of BlackSwan’s former stockholders. The merger is conditioned upon customary closing conditions and is expected to be consummated next week. No change in the Company’s management or board of directors is expected to occur as a result of the merger.

The foregoing is a summary description of certain terms of the transaction documents and, by its nature, is not comprehensive. The transaction documents contain customary representations, warranties and covenants that the parties made to, solely for the benefit of, each other in the context of all of the terms and conditions of the transaction documents and in the context of the specific relationship between the parties thereto.

This this Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: January 16, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “HUB Cyber Security Acquires BlackSwan Technologies, Delivering Unrivaled AI-Powered Secured Data Fabric Solutions for Financial Institutions Facing Escalating Risks”, dated January 16, 2025.

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